April 18, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (312) 915-1023

Mr. Gailen J. Hull
Vice President
JMB/245 Park Avenue, Inc.
900 N. Michigan Ave.
Chicago, Illinois 60611

Re:	JMB/245 Park Avenue Associates, LTD.
	Form 10-K for the year ended December 31, 2004
      File No. 000-13545

Dear Mr. Hull:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Consolidated Statements of Operations
1. In a supplemental response, please explain the circumstances and basis for the reversal of accrued interest in the amount of $4,157,702 for the period ended December 31, 2002.

Investment in Unconsolidated Venture
2. In a supplemental response, please provide information in sufficient detail to clarify your recognition of a gain in the amount of $79,193,697 for redemption of 90% of your interest in BFP, LP during the period ended December 31, 2002. In your response, please address your investment balance at December 31, 2001 and your equity in earnings recognized in 2002. Additionally, please explain the basis for your reversal of $23,210,253 in previously recognized losses, as noted in the supplemental disclosures to the Consolidated
Statement of Cash Flows.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions.


						Sincerely,


Steven Jacobs
						Accounting Branch Chief

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JMB/245 Park Avenue Associates, LTD
April 18, 2005
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